3-7-02

02012129

103/284

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2002

Provalis plc
(Translation of Registrant's Name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No_X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc

Date: March 7, 2002

By: ______________________
Name: Lee Greenbury
Title: Secretary

PRESS RELEASE

For Immediate Release

7 March 2002

Provalis plc

Placing and Open Offer to raise £10.8 million

Provalis plc, the healthcare group, today announces a Placing and Open Offer at 11.25 pence per share to raise approximately £10 million (net of expenses).

The highlights are as follows:

- Placing of 96,000,000 shares at 11.25 pence per share to raise £10 million (net of expenses);
- Open Offer to Qualifying Shareholders on the basis of 1 New Ordinary Share for every 5 Ordinary Shares at 11.25 pence per share;
- The proceeds will be used in the Medical Diagnostics division to fund the development and launch of new products based on derivatives of Provalis' Glycosal diabetes diagnostic test product. The products will initially be targeted at the professional healthcare market (hospitals, clinics, GPs) and ultimately at the OTC market;
- Placing and Open Offer fully underwritten jointly by Rothschild and Beeson Gregory; and
- Provalis directors will take up their entitlements under the Open Offer in full and will, in addition, subscribe for a further 304,628 New Ordinary Shares as part of the Placing.

Phil Gould, Chief Executive of Provalis said, "Following the series of regulatory approvals for Glycosal, our diabetes diagnostic test, in late 2001, Provalis now has a leading position in diabetes A1c testing at the point of care. Glycosal is now on sale in over 40 countries, and our new prescription home use product, code named G5, is in the late stages of development and is attracting interest from major parties.

The time has now come to consolidate this position by developing MicroG, an A1c testing product to be available over the counter ("OTC") for home use which will be based on technology derived from the established and proprietary technology used in Glycosal.

We believe that the size of the wider market for new point of care and OTC A1c products is many times that of the current market for Glycosal.

The new funding announced today will allow us to carry out the development of MicroG and consolidate our leading position in this market. The Group is well placed, and will now be well funded, to capitalise on this substantial opportunity."

The Company also announced today its interim results for the six months ended 31 December 2001.

An analyst briefing and a press meeting will be held shortly at Buchanan Communications, 107 Cheapside, London EC2 to talk through the key points of the announcement.

For further information:

Dr Phil Gould, Chief Executive, Provalis plc	Tel: 01244 833463
Neil Kirkby, Finance Director, Provalis plc	Tel: 01244 833552
David Forbes, N M Rothschild & Sons Ltd	Tel: 0113 200 1900
Nick Rodgers, Beeson Gregory Ltd	Tel: 020 7488 4040
Lisa Baderoon, Buchanan Communications	Tel: 020 7466 5000

The New Ordinary Shares to be issued pursuant to the Placing and Open Offer have not been and will not be registered under the United States Securities Act of 1933 as amended ("the Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption. An exemption from such registration has not been sought or obtained. Consequently, neither the Open Offer nor Placing will be made in the United States or to US persons (as defined in Regulation S of the Securities Act). This announcement is not an offer of securities for sale in the United States. In addition, the Open Offer will not be made to shareholders in Canada, Australia, Japan, South Africa, the Netherlands or the Republic of Ireland or any other jurisdiction outside the UK.

Provalis (LSE.PRO and NASDAQ.PVLS) internet website is http://www.provalis.com

N M Rothschild & Sons Limited is acting exclusively for Provalis and for no-one else in connection with the matters described in this announcement and will not be responsible to anyone other than Provalis for providing the protections afforded to customers of N M Rothschild & Sons Limited or for giving advice in relation to the matters described in this announcement.

Beeson Gregory Limited is acting exclusively for Provalis and no-one else in connection with the matters described in this announcement and will not be responsible to anyone other than Provalis for providing the protections afforded to customers of Beeson Gregory Limited or for giving advice in relation to the matters described in this announcement.

"Safe Harbour" statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the success of the Group's research and development strategy; uncertainties related to future trial results and the regulatory process; the execution and success of collaborative agreements with third parties; the impact of future laws, regulations and policies; the Group's intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group's sector; the Group's dependence on key personnel; general business and economic conditions; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

PRESS RELEASE

For Immediate Release 7 March 2002

Provalis plc

Placing and Open Offer to raise £10.8 million

Introduction

The Board of Provalis has announced today that Provalis proposes to raise approximately £10 million (net of expenses) by means of a Placing of up to 96,000,000 New Ordinary Shares at a price of 11.25 pence per share. Qualifying Shareholders will be invited to apply for 46,872,036 of the New Ordinary Shares on the basis of 1 New Ordinary Share for every 5 Ordinary Shares held on the Record Date ("the Open Offer"). The balance of 49,127,964 New Ordinary Shares has been placed firm primarily with institutional investors. The Placing and Open Offer has been fully underwritten jointly by Rothschild and Beeson Gregory, save in respect of the 7,592,671 New Ordinary Shares which the Directors and Yggdrasil AB will be entitled to subscribe for under the Open Offer which they have committed to take up in full. In addition, the Directors have undertaken to subscribe for a further 304,628 New Ordinary Shares as part of the Placing.

The purpose of the Placing and Open Offer is to fund the further development of the Medical Diagnostics division. The division has achieved a number of major breakthroughs in the past year, the effect of which is to create significant new market opportunities for the Group's Glycosal diabetes diagnostic test product. These breakthroughs included the achievement of the valuable CLIA waiver status for Glycosal in the US.

The net proceeds of the Placing and Open Offer will allow the future development and launch of new products initially targeted at the professional healthcare market (hospitals, clinics, GPs) and ultimately at the OTC market, all based on derivatives of Provalis' proprietary product technology. The world A1c testing market, in which Glycosal competes, comprises over 100 million tests per annum, of which 40 per cent. relate to the US market. The Board believes that the size of the wider market for these new point of care / OTC products is many times that of the current market for Glycosal. The Group is well placed to capitalise on this opportunity as a result of Provalis' proven technology.

In the interests of a successful fundraising, the Company has been advised by the Company's stockbroker, Beeson Gregory, that it is necessary to place a significant amount of stock on a firm basis primarily with certain new institutions. Accordingly, of the £10.8 million fund raising, £5.5 million of the New Ordinary Shares are being placed firm, substantially with new institutional shareholders and this will significantly strengthen the Company's shareholder base.

Background to and reason for the Placing and Open Offer

Provalis is a healthcare group with three separate divisions focused on the development, manufacture and sale of medical diagnostics worldwide, the supply and sale of prescription medicines and the development of new therapeutic products such as vaccines to prevent infectious diseases.

Medical Diagnostics

The Medical Diagnostics division develops and sells diagnostic products for chronic disease management to world markets mostly through distributors, with a primary focus on diabetes through its A1c diagnostic test, Glycosal.

Approximately 5 to 7 per cent. of the population of North America and Western Europe has been diagnosed as diabetic. However, a number of leading international authorities estimate that over 10 per cent. of that population is diabetic. Diabetes is a chronic metabolic disease in which the body cannot produce insulin or may not properly respond to insulin and thereby cannot properly control blood glucose levels. Insulin is a hormone that the body uses to control blood glucose levels by helping to convert sugar, starches and other food into the energy that it requires. Diabetes is often a disease that progresses in its severity and it has been shown that early diagnosis and disease monitoring can delay or prevent long term complications.

While blood glucose levels indicate to the diabetic the status of his/her day to day glucose control, the measurement of A1c is the method of choice for tracking the progress of the disease and its long term control. Although whole blood glucose testing is widely used in a home "finger stick" format by diabetics, A1c testing has, until recently, been limited to hospital laboratory facilities. The world blood glucose testing market had sales of US$4.5 billion in 2000 and is forecast to grow at a compound annual growth rate of 12 per cent.

Glycosal gives the medical profession the ability to check accurately the patient's A1c level while the patient is actually in the surgery, saving time for, and providing instant feedback to, both doctor and patient. Glycosal is principally distributed by Bio-Rad, one of the world's largest medical diagnostics companies.

RECEIVED TIMEMAR. 7. 2:22PM PRINT TIMEMAR. 7. 2:27PM

A key US patent was granted for Glycosal in October 2001 which complements the recent CLIA waiver status and prescription home use approval awarded to Glycosal for the US markets and the renewal of its NGSP product quality certification. The Company is now well placed to take advantage of the substantial new market opportunities presented by this product, particularly in the US, and expects to generate significantly increased sales. Enquiry levels from potential distributors are very encouraging.

To accommodate the expected sales growth of Glycosal, the Group has invested approximately £1 million in a new manufacturing and warehousing facility in Deeside, North Wales. In addition, instrument manufacture is being transferred to China. Together, these steps should result in substantially improved margins and increased capacity.

G5, a product under late stage development, builds upon the Glycosal technology and will allow A1c testing to be carried out by the patient at home. MicroG, the product which will be developed using the majority of the funds raised from the Placing and Open Offer, is intended to bring the measurement of A1c to the same level of simplicity and size as current blood glucose tests and could revolutionise diabetic testing and control.

The funds being raised through the Placing and Open Offer will be used in this division as follows:

- *Product development* – building on the proven technological platform, the division will focus on the development of MicroG, a revolutionary A1c product, for both prescription home use and sale to OTC markets worldwide. Provalis plans to launch this product during 2005/6; and

- *Creation of an improved distribution infrastructure* – the creation of an in-house direct sales force in order to increase Glycosal's penetration of the UK professional healthcare market (hospitals, clinics and GP surgeries), as a result of which the Board expects to achieve significant improvements in sales and margins in the UK.

Healthcare

The Healthcare division sells and markets its own, and third party, branded prescription medicines in the UK to GPs and hospitals through its own regionally managed sales force. This division sells products in the areas of muscular-skeletal disorders, gastroenterology, osteoporosis, migraine and dermatology.

On 26 March 2001, the Company announced the UK launch of Pennsaid. Pennsaid is a novel, topical formulation of diclofenac, the well established NSAID, which is used for treatment of the symptoms of osteoarthritis. Pennsaid was developed by the Canadian pharmaceutical company, Dimethaid Research Inc., which granted Provalis exclusive rights to sell Pennsaid in the UK for a minimum of 10 years.

In December 2001, the Company acquired the Diclomax Products from Parke Davis for a total consideration of £14.5 million (excluding stock). An initial payment of £1.9 million was made on completion with the balance payable over three years. The Diclomax Products are well established, branded, pharmaceutical products with sales which are expected to double divisional turnover. The acquisition of the Diclomax Products represented a major step forward for the Healthcare division which has seen a period of strong sales growth supported by a substantial expansion of the UK sales force.

In addition to Pennsaid and the Diclomax Products, the Group has an established range of promoted products that achieved a 19 per cent. increase in sales in the six months to 31 December 2001 compared to the same period last year. The division achieved a net profit of £0.1 million, comparable to the same period last year, but after investment this half year of £0.6 million in expanding the sales and marketing infrastructure.

The Healthcare division will continue to review acquisition and in-licensing opportunities. These will assist the division to achieve critical mass and a more efficient use of its distribution infrastructure. The Group remains committed to investing in cash generative products which will provide the funding for future product and business development across the Group.

Therapeutics R&D

RECEIVED TIMEMAR. 7. 2:22PM PRINT TIMEMAR. 7. 2:27PM

The Therapeutics R&D division develops a range of vaccine candidates for infectious diseases through a network of research collaborations.

The R&D effort is focused on vaccines to treat or prevent infection by a number of pathogenic bacteria. The research portfolio uses a virtual R&D model, under which most activities are outsourced. The division has progressed the building of pre-clinical packages and has developed 15 patent families across its six principal vaccine programmes, with 24 patents granted and many times more pending in the major pharmaceutical territories.

The Group intends to continue the development of its portfolio of vaccine candidates whilst also continuing to seek partnership arrangements with major pharmaceutical groups for such vaccine candidates, when appropriate, to fund further development.

Interim results, current trading and prospects

The interim results for the six months ended 31 December 2001 were announced today. The Group recorded a loss of £2.9 million for the six month period, which included only four weeks sales of the Diclomax Products acquired on 3 December 2001. In the second half of the current financial year, the Group anticipates growing sales in its Healthcare division led by Diclomax and increasing sales of Glycosal to US healthcare professionals following the achievement of CLIA waiver status. Trading since the half year ended has been in line with the Board's expectations.

Details of the Placing and Open Offer

Provalis proposes to raise approximately £10 million, net of expenses, by way of a Placing of 96,000,000 New Ordinary Shares at 11.25 pence per share. Qualifying Shareholders are invited by Rothschild (as agent for the Company) to apply for up to 46,872,036 of the New Ordinary Shares under the Open Offer as follows:

1 New Ordinary Share	for every 5 Ordinary Shares

held by them on the Record Date, and so in proportion to the number of Existing Ordinary Shares then held. The Placing Price is payable in full on application. The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects with the existing Ordinary Shares.

Fractional entitlements to New Ordinary Shares will not be allotted to Qualifying Shareholders and no cash payment will be made in lieu of fractional entitlements which will be aggregated and sold and the proceeds retained for the benefit of the Company. Accordingly, the entitlements of Qualifying Shareholders will be rounded down to the nearest whole number of New Ordinary Shares.

Beeson Gregory has agreed, as agent for Provalis, to procure subscribers for the New Ordinary Shares to be issued under the Placing. To the extent that they fail to procure subscribers and / or to the extent that the New Ordinary Shares offered under the Open Offer are not taken up by Qualifying Shareholders, Rothschild and Beeson Gregory have jointly agreed to subscribe as principals at the Placing Price for the New Ordinary Shares which are to be issued in connection with the Placing and Open Offer.

Qualifying Shareholders should be aware that the Open Offer is not a rights issue and that New Ordinary Shares not applied for under the Open Offer will not be sold in the market for the benefit of Qualifying Shareholders who do not apply for them under the Open Offer. Application forms are personal to shareholders and may not be transferred except to satisfy bona fide market claims.

The Placing and the Open Offer are both conditional upon approval by Shareholders at an Extraordinary General Meeting to be convened at 11.00 a.m. on 4 April 2002, upon the Placing Agreement becoming unconditional in accordance with its terms and Admission occurring by no later than 8.00 a.m. on 5 April 2002, or such later date (being no later than 5.00 p.m. on 31 May 2002) as the Underwriters may decide.

Directors' intentions

All of the Directors hold Ordinary Shares and therefore have entitlements under the Open Offer in respect of those holdings of Ordinary Shares which together aggregate 46,395 New Ordinary Shares. The Directors have irrevocably undertaken to take up their entitlements under the Open Offer in full. In addition, the Directors have undertaken to subscribe for a further 304,628 New Ordinary Shares as part of the Placing.

Expected timetable

	2002
Record Date for the Open Offer	close of dealings on Wednesday 6 March
Prospectus and Application Forms posted to Qualifying Shareholders	Tuesday 12 March
Latest time and date for splitting Application Forms (to satisfy bona fide market claims)	3.00 p.m. on Thursday 28 March
Latest time and date for receipt of Forms of Proxy	11.00 a.m. on Tuesday 2 April
Latest time and date for receipt of completed Application Forms and payment in full under the Open Offer	3.00 p.m. on Wednesday 3 April
Extraordinary General Meeting	11.00 a.m. on Thursday 4 April
Admission to the Official List and to trading on the London Stock Exchange and dealings in New Ordinary Shares expected to commence	8.00 a.m. on Friday 5 April
CREST accounts credited	Tuesday 9 April
Definitive share certificates for New Ordinary Shares despatched	by Friday 12 April

For further information:

Dr Phil Gould, Chief Executive, Provalis plc	Tel: 01244 833463
Neil Kirkby, Finance Director, Provalis plc	Tel: 01244 833552
David Forbes, N M Rothschild & Sons Ltd	Tel: 0113 200 1900
Nick Rodgers, Beeson Gregory Ltd	Tel: 020 7488 4040
Lisa Baderoon, Buchanan Communications	Tel: 020 7466 5000

The New Ordinary Shares to be issued pursuant to the Placing and Open Offer have not been and will not be registered under the United States Securities Act of 1933 as amended ("the Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption. An exemption from such registration has not been sought or obtained. Consequently, neither the Open Offer nor Placing will be made in the United States or to US persons (as defined in Regulation S of the Securities Act). This announcement is not an offer of securities for sale in the United States. In addition, the Open Offer will not be made to shareholders in Canada, Australia, Japan, South Africa, the Netherlands or the Republic of Ireland or any other jurisdiction outside the UK.

N M Rothschild & Sons Limited is acting exclusively for Provalis and for no-one else in connection with the matters described in this announcement and will not be responsible to anyone other than Provalis for providing the protections afforded to customers of N M Rothschild & Sons Limited or for giving advice in relation to the matters described in this announcement.

Beeson Gregory Limited is acting exclusively for Provalis and no-one else in connection with the matters described in this announcement and will not be responsible to anyone other than Provalis for providing the protections afforded to customers of Beeson Gregory Limited or for giving advice in relation to the matters described in this announcement.

"Safe Harbour" statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the success of the Group's research and development strategy; uncertainties related to future trial results and the regulatory process; the execution and success of collaborative agreements with third parties; the impact of future laws, regulations and policies; the Group's intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group's sector; the Group's dependence on key personnel; general business and economic conditions; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

Appendix I

DEFINITIONS

Unless the context requires otherwise, the following definitions apply throughout this announcement.

"A1c"	glycated haemoglobin
"Admission"	admission to the Official List of the UK Listing Authority and admission to trading on the London Stock Exchange of the New Ordinary Shares becoming effective
"Beeson Gregory"	Beeson Gregory Limited, which is regulated by the Financial Services Authority
"Bio-Rad"	Bio-Rad Laboratories, Inc.
"Board" or "Directors"	the board of directors of the Company
"CLIA waiver"	a waiver allowing an operator to use diagnostic tests in the US without the need for specific qualifications
"Diclomax Products"	Diclomax® SR and Diclomax® Retard, each being oral once a day NSAID treatments, in capsule form, for osteoarthritis, rheumatoid arthritis, acute joint pain, strains, sprains and pain and inflammation in orthopaedic, dental and other minor surgery
"EGM"	the Extraordinary General Meeting of Provalis to be convened for 11.00 a.m. on 4 April 2002
"FSMA"	the Financial Services and Markets Act 2000
"Glycosal"	Glycosal®, a quantitative disposable diagnostic test for A1c, intended for use in the long term management of diabetes
"London Stock Exchange"	London Stock Exchange plc

"Nasdaq"	the Nasdaq National Market of The Nasdaq Stock Market in the US System
"New Ordinary Shares"	the Ordinary Shares to be issued pursuant to the Placing and Open Offer
"NGSP"	National Glycohaemoglobin Standardisation Programme, a third party certification programme in the US
"NSAID"	non-steroidal anti inflammatory drug
"Official List"	the Official List of the UK Listing Authority
"Ordinary Shares"	ordinary shares of 1p each in the capital of the Company
"OTC"	over the counter, meaning a product is available for purchase from pharmacies without prescription
"Open Offer"	the conditional invitation for Qualifying Shareholders to apply for their entitlement to New Ordinary Shares on the basis disclosed in this announcement
"Overseas Shareholders"	Shareholders whose registered address is not in the UK
"Parke Davis"	Parke Davis & Co Limited, a subsidiary of Pfizer, Inc.
"Pennsaid"	Pennsaid®, a topical (solution) NSAID treatment for the pain associated with osteoarthritis
"Placing Price"	11.25p per New Ordinary Share
"Provalis Group" or the "Group"	the Company and its subsidiary undertakings
"Provalis" or the "Company"	Provalis plc
"Placing"	the conditional placing of the New Ordinary Shares at the Placing Price pursuant to the placing arrangements described in this announcement
"Qualifying Shareholders"	Shareholders on the register of members of the Company at the Record Date other than Overseas Shareholders
"Record Date"	the close of business on 6 March 2002
"Resolution"	the special resolution to be contained in the notice of EGM
"Rothschild"	N M Rothschild & Sons Limited, which is regulated by the Financial Services Authority
"Shareholders"	holders of Ordinary Shares
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purpose of Part VI of the FSMA and in the exercise of its functions in respect of the admission of the Official List otherwise than in accordance with Part VI of the FSMA
"Underwriters"	jointly Rothschild and Beeson Gregory
"United Kingdom" or "UK"	United Kingdom of Great Britain and Northern Ireland

"United States" "US" or "USA"	the United States of America its territories and possessions, any State of the United States of America and the District of Columbia